Exhibit 21.1
Name of Subsidiary	Jurisdiction of Incorporation or Organization
IntercontinentalExchange Holdings	United Kingdom
ICE Futures	United Kingdom
City of New York Board of Trade, Inc.	Delaware, U.S.A.